AVANCE VENTURE CORP

15318 Sequoia Drive, Surrey, BC V3S 8N4
(604) 590-5339 FAX (604) 590-5439
email magick1@shaw.ca

03 NOV 20 AM 7:21

[redacted]

03037567

November 12, 2003

Paul Dudeck
Special Counsel, International Finance
U.S. Securities & Exchange Commission
Washington, DC USA 20549

RE: Avance Venture Corp File No. 82-4137

SUPPL

Dear Sir:

Please find enclosed a copy of BC Securities FORM 51-901F – Quarterly Report for the Quarter ended October 31, 2003 that was filed electronically on SEDAR (www.sedar.com) today.

Kindly advise if we are filing these reports with the correct SEC office to handle these types of filings on behalf of Foreign (Canadian) Corporations.

This filing should ensure that filings for File No. 82-4137 made pursuant to Rule 12g3-2b with the SEC are current.

Please take note of current address and contact information. Should you require any additional information, please contact this office at your convenience.

Sincerely

AVANCE VENTURE CORP

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

dlw 11/20

Robert Hughes
President

ENCLS: Quarterly Report 10/31/03
CC: William E. Schmidt

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

03 NOV 20 AM 7:21

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
AVANCE VENTURE CORPORATION	2003/10/31	2003/11/12

ISSUER'S ADDRESS

15318 Sequoia Drive

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Surrey	B.C.	V3S 8N4	604 590-5439	604 590-5339

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Robert Hughes	President	604 590-5339

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
Magick1@shaw.ca	www.Avance.ca

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Jurgen R. Hughes"	Jurgen R. Hughes	2003/11/12
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Robert Hughes"	Robert Hughes	2003/11/12

(Electronic signatures should be entered in "quotations".)

SCHEDULE A (FORM 51-901F)

AVANCE VENTURE CORP

Balance Sheet
As at October 31, 2003 (unaudited) and April 30, 2003

	31-Oct-03	30-Apr-03
ASSETS	$	$
Current		
Cash	183	51
Accounts receivable (GST)	4,096	23,117
Lawyers trust account	1,642	0
Investments for sale	67,054	87,654
	72,975	110,822
Mineral interests & deferred exploration costs (Bullmoose)	25,790	25,000
Wavy Lake Gas Property	74,239	73,927
Investments and advances	135	0
	173,139	209,749
LIABILITIES		
Current		
Accounts payable	34,464	32,772
Advances from Related parties	86,831	78,055
	121,295	110,827
SHAREHOLDERS EQUITY		
Share capital	6,969,118	6,969,118
Deficit per schedule	(6,917,274)	(6,870,196)
	51,844	98,922
	173,139	209,749

AVANCE VENTURE CORP

Consolidated Statement of Expense & Deficit

	Three Months Ended Oct 31		Six months ended Oct 31	
	2003	2002	2003	2002
	$	$	$	$
Expense				
Audit & accounting	3,500	1,500	6,000	1,500
Bank charges & interest	989	3,726	1,617	4,373
Data processing	85	1,427	381	2,069
Filing fees & dues	495	10,055	2,947	10,362
Financing costs	0	1,393		13,543
Legal	2,248	22,775	2,248	31,351
Management fees	5,000	15,000	12,500	30,000
Office & secretarial	3,037	8,420	4,416	9,956
Promotion & shareholder information	450	12,520	2,152	20,805
Telephone & fax	718	1,413	1,023	2,710
Transfer agent fees	1,937	2,716	3,671	3,780
Travel & auto	1,118	4,327	1,749	7,326
	19,577	85,272	38,704	137,775
Write-off advances	0	0	0	0
Write-down of Investments	8,373	0	8,373	0
Write-down of oil & gas interests	0	0	0	0
Write-down of mineral interests and Deferred exploration costs	0	0	0	0
Net Loss for the period	27,950	85,272	47,077	137,775
Deficit, beginning	6,889,324	6,633,119	6,870,197	6,580,616
Deficit, ending	6,917,274	6,718,391	6,917,274	6,718,391
Net Loss per share	$0.002	$0.008	$0.004	$0.013

AVANCE VENTURE CORP

Consolidated Statements of Cash Flow
(Unaudited)

	Three Months Ended Oct 31		Six Months Ended Oct 31	
	2003	2002	2003	2002
	$	$	$	$
Cash Provided (used)by Operating Activities				
Net loss for the period	(27,950)	(85,272)	(47,077)	(137,775)
Non-cash items				
Write-down of Investments	8,373		8,373	
Write-down of oil & gas interests				
Write-down of mineral interests and Deferred exploration costs				
Shares issued in settlement of debt				
	(19,577)	(85,272)	(38,704)	(137,775)
Changes in other non-cash items				
Accounts receivable	(2,532)	(3,067)	17,378	(55)
Accounts payable	1,715	54,299	1,692	66,116
	(20,394)	(34,040)	(19,634)	(71,714)
Financing activities				
Shares issued for cash				488,000
Share subscriptions				(191,000)
Loans other		4,398		5,398
Share purchase warrants				(282,000)
Advances from Related Parties	7,819	37,204	8,776	48,917
	7,819	41,602	8,776	69,315
Investing activities				
Investments & advances	12,227	(790)	12,092	(825)
Oil & Gas interests	(312)	(3,148)	(312)	(6,423)
Mineral Interests & deferred costs	(790)	(721)	(790)	(1,422)
	11,125	(4,659)	10,990	(8,670)
Change in Cash during the period	(1,450)	2,903	132	(11,069)
Cash Resources - Beginning	1,633	752	51	14,724
Cash Resources - Ending	183	3,655	183	3,655

AVANCE VENTURE CORP

Notes to Financial Statements
October 31, 2003

Note 1. Basis of presentation

These interim consolidated financial statements should be read in conjunction with the corporation's most recent audited annual financial statements and notes, which were included in the annual report for the year ended April 30, 2003. These financial statements follow the same accounting policies and methods as those audited financial statements

Accounting Policies

The Company has established a policy of deferring all costs relating to exploration and development projects until such time as the projects are placed into production, sold or abandoned.

Related party transactions

The Company shares office facilities and has common management with a number of private and public corporate related parties under common management and directorships. The Company is charged for office rentals and administrative services on a proportional basis, and during the last three months has paid or accrued management fees of $5,000.00 to a Company controlled by the President. Management believes that the methods of cost allocations and resultant costs are reasonable.

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

____ Schedule A

X Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
AVANCE VENTURE CORPORATION	2003/10/31	2003/11/12

ISSUER'S ADDRESS

15318 Sequoia Drive

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Surrey,	B.C.	V3S 8N4	604 590-5439	604 590-5339

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Robert Hughes	President	604 590-5339

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
magick1@shaw.ca	www.Avance.ca

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Jurgen R. Hughes"	Jurgen R. Hughes	2003/11/12
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Robert Hughes"	Robert Hughes	2003/11/12

: signatures should be entered in "quotations".)

SCHEDULE B: Investment in and expenditures on resource properties

Please refer to the financial statements as at October 31, 2003 attached to SCHEDULE "A" for details, as required we are providing a breakdown of the Expense Item "Management Fees" which records an expenditure of $ 12,500 year to date, the funds were allocated as follows;

Payee	**Detail of expense**	**Total's**
Hughes Maritime Corp	Management Fees	12,500
Total "Management Fees"		**12,500**

Related Party Transactions:
The Company shares office facilities and has common management with a number of private and public corporate related parties under common management and directorships. The Company is charged for office rentals and administrative services on a proportional basis, and during the 3 month period under review paid or accrued management fees of $5,000.00 to a Company controlled by the President. Management believes that the methods of cost allocations and resultant costs are reasonable.

2	A	Securities issued in the period	Shares issued	Consideration
		None	0	0
		Total issued, year to date	0	0
	B	Options & warrants issued during the period	Number	Expiry
		None	0	
		Total issued year to date	0	
3	A	Authorized capital	100,000,000	No par value shares
		Balance as at April 30, 2003	12,586,610	
		Issued in period (2A above)	0	
			12,586,610	
	B	Options outstanding	Number	Expiry Date
		Issued in prior periods		
		@ $ 0.75	300,000	Oct 12, 2005
		Cancelled in period	(200,000)	
		Options outstanding end of period	100,000	
		Warrants outstanding		
		Approved by CDNX Nov 29, 01	125,000	@ $ 0.50 to Nov 29, 03
		Approved by TSX May 6, 02	1,373,333	@ $ 0.25 to May 6, 04
		Warrants outstanding end of period	1,498,333	
	C	Escrowed, held by The Montreal Trust Company, in Vancouver, B.C.	150,000	
	D	Listing of Directors as at October 31, 2003		
		Hughes, Jurgen R.	Secretary	
		Hughes, Robert	President CEO	
		Lilly, Arthur W.	CFO	
		Willi, Hans	Director	

SCHEDULE C: Management Discussion;

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE QUARTER ENDED OCTOBER 31ST 2003

Description of Business

The Company has two active resource projects, The Bullmoose Gold Property in the N.W.T, and the Wavy Lake Gas Prospect in Central Alberta. It also has one Investment, which is for sale.

Results of Operations

During the period under review ending October 31, 2003 we report that the mining properties (comprising a Mineral Lease and equity interest in the Bullmoose Mine, a former Gold producer were maintained in good standing and the lease payment for 2003 has been made) the properties (mineral lease) are held in a wholly owned N.W.T. Subsidiary (Bullmoose Mines Ltd), and have been written down to a nominal value of $ 25,000). They will be maintained in good standing with minimal expenditures, until such time as the gold price has risen to the point at which additional expenditures are warranted.

The Wavy Lake Gas project requires additional funding to complete a small seismic project to isolate a drill target, we are currently in discussion with an Alberta Firm to act as operator for us on this project, and are working to attract financial partners to fund the project.

The investment in Visiosonic is offered for sale and will be disposed of as soon as possible, during the period the investment in Net3f was sold.

Financial Information

The un-audited financial statements as at October 31st 2003 attached to Form 51-901F Schedule "A" provide full and complete details of expenditures on administration, deferred expense and property costs, of the Company for the quarter ended October 31st 2003 and year to date (with comparative figures for 2002). The Company reported a net loss of CDN $ 27,950 for the quarter ended October 31st 2003, compared to a net loss of CDN $ 85,272 for the same period in 2002. Working capital deficit at October 31st 2003 was CDN $ 48,320, which is insufficient to meet the costs of acquiring additional resource assets, or to develop existing resource properties. It will therefore be necessary to generate additional funds through the issue of additional capital securities or borrowings sufficient to meet current and future obligations.

Discussions are ongoing with potential investors to raise sufficient capital to fund current projects and ongoing operations.

Investments

No additional investments have been or will be made, and the remaining investment will be disposed of as soon as practical.

Investor communication and Public Relations

During the quarter the Company incurred costs relating to the preparation and dissemination of Quarterly and Annual Reports and other shareholder information. The Company does not have an investor relation's contract at this time.

Legal actions

The Company and Hughes Maritime Corp commenced legal action against Noram Relations Group Corporation (NRGC) in February 2001 and have an B.C. Supreme Court injunction preventing the transfer of 200,000 shares of the Company, the Company's claim is that NRGC filed a false affidavit claiming the shares had been lost, and as a result illegally obtained a duplicate certificate for 200,000 shares.

Subsequent events

On November 12th 2003 two directors resigned (Dr. Hans Willi and Arthur W. Lilly) because of other commitments, and one director was added to the board (William E. Schmidt), the present board stands at three

Submitted on behalf of the Board of Directors
Avance Venture Corp.

Signed " Robert Hughes "

Robert Hughes
President

12th November 2003